UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)1

HARLEYSVILLE SAVINGS FINANCIAL CORPORATION

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

412865 10 7

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

 _____________________
     1      The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be Afiled@ for the purpose of Section 18 of the Securities Exchange Act of 1934 (AAct@) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP NO. 412865 10 7	13G/A	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harleysville Savings Association Employees Stock Ownership Pension Plan Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 211,419
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 211,419
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 211,419
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12.	TYPE OF REPORTING PERSON EP

CUSIP NO. 412865 10 7	13G/A	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Harleysville Savings Financial Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

271 Main Street
Harleysville, Pennsylvania 19438

Item 2(a).	Name of Person Filing:

Harleysville Savings Association Employees Stock Ownership Pension Plan Trust

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Harleysville Savings Financial Corporation
271 Main Street
Harleysville, Pennsylvania 19438

Item 2(c).	Citizenship:

Pennsylvania

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.01 per share

Item 2(e).	CUSIP Number:

412865 10 7

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is:

(f) [X]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

CUSIP NO. 412865 10 7	13G/A	Page 4 of 6 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned:

211,419 shares of Common Stock

(b)	Percent of class: 5.8% (based on 3,645,288 shares of Common Stock issued and outstanding as of December 31, 2009)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote 0_________________________________________________
(ii)	Shared power to vote or to direct the vote 211,419__________________________________________
(iii)	Sole power to dispose or to direct the disposition of 0____________________________________
(iv)	Shared power to dispose or to direct the disposition of 211,419________________________________

The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, with individual accounts for the benefit of participating employees and their beneficiaries.  The reporting person’s assets are held in trust by trustees, currently Sanford L. Alderfer, Mark R. Cummins and George W. Meschter (the “Plan Trustees”).  The number of shares listed as beneficially owned represents the number of shares of Common Stock held by the Plan Trustees as of December 31, 2009.  As of December 31, 2009, all 211,419 shares of Common Stock were allocated to individual accounts established for participating employees and their beneficiaries and no shares of Common Stock were held, unallocated, for allocation in future years. In general, participating employees and their beneficiaries have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts through the Plan Trustees (who have shared voting and dispositive power over the allocated shares), subject to the fiduciary duties of the Plan Trustees and applicable law.  Any unallocated shares of Common Stock are generally voted by the Plan Trustees in their discretion, subject to the fiduciary duties of the Plan Trustees and applicable law.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable since the reporting entity owns more than 5% of the class.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, are added to their respective individual accounts.  Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in cash, are, at the direction of the Plan Administrator, either (i) credited to the respective individual accounts, or (ii) used to pay principal and interest on outstanding indebtedness incurred by the reporting person to acquire Common Stock.

CUSIP NO. 412865 10 7	13G/A	Page 5 of 6 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable since the reporting entity is not a member of a group.

Item 9.	Notice of Dissolution of Group.

Not applicable since the reporting entity is not a member of a group.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 412865 10 7	13G/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

This report is not an admission that the Plan Trustees are the beneficial owners of any securities covered by this report, and the Plan Trustees expressly disclaim beneficial ownership of all shares reported herein pursuant to Rule 13d-4.

Harleysville Savings Association Employees
Stock Ownership Pension Plan Trust

January 29, 2010	By:	/s/Sanford L. Alderfer
Sanford L. Alderfer, Trustee

January 29, 2010
	By:	/s/Mark R. Cummins
Mark R. Cummins, Trustee

January 29, 2010	By:	/s/George W. Meschter
George W. Meschter, Trustee